VIA EDGAR TRANSMISSION	767 Fifth Avenue New York, NY 10153-0119 +1 212 310 8552 tel +1 212 310 8007 fax

July 27, 2017

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

100 F St., N.E.

Washington, D.C. 20549

Attention: Nicholas P. Panos

Re:	The Procter & Gamble Company

PREC14A preliminary proxy statement filing made on Schedule 14A

Filed on July 17, 2017 by The Procter & Gamble Company

File No. 001-00434

Dear Mr. Panos:

On behalf of our client, The Procter & Gamble Company (the “Company”), we are providing the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter, dated July 26, 2017 (the “Comment Letter”), with respect to the Company’s Preliminary Proxy Statement on Schedule 14A (“Preliminary Proxy Statement”), filed on July 17, 2017. We are also transmitting electronically via the EDGAR system for filing with the Commission, Amendment No. 1 to the Company’s Preliminary Proxy Statement (“Amendment No. 1”).

Set forth below in bold are each of the Staff’s comments provided in the Comment Letter. Immediately following each of the Staff’s comments is the Company’s response to such comment, including, where applicable, a cross-reference to the page of Amendment No. 1 where the Staff may locate changes made in response to the Staff’s comments. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Comment Letter and includes the caption used in the Comment Letter. Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 1.

Notice of Annual Meeting of Shareholders

1.	Please advise us how the registrant intends to comply, or has already complied, with its obligation under Rule 14a-3(b)(1). At present, the disclosure in the last sentence of the Notice simply indicates that the 2017 annual report is available at an unspecified location. In addition, please advise us how the registrant intends to comply, or has already complied, with its obligation under Rule 14a-3(b)(10) to provide a copy of the registrant’s annual report on Form 10-K without charge upon the written request of any person solicited.

United States Securities and Exchange Commission July 27, 2017 Page 2

Response: The Company acknowledges the Staff’s comment. The Company respectfully advises the Staff that it intends to include a statement in boldface type in the definitive proxy statement under a heading “Other Matters—Undertaking” to indicate that the Company will deliver its Annual Report on Form 10-K for the fiscal year ended June 30, 2017 in accordance with Rule 14a-3(b)(13), and accordingly undertakes to provide a copy of its Annual Report at least 20 calendar days prior to the scheduled date of the 2017 annual meeting.

2.	We noticed that the proxy statement and other soliciting material, along with the annual report, will be available at a dedicated website. Please advise us whether or not the participants are relying upon Rule 14a-16 to distribute the proxy statement electronically as the primary means of fulfilling their obligations under Rule 14a-3(a) and Rule 14a-4(f). If so, please summarize for us how compliance with Rule 14a-16 has been effectuated.

Response: The Company acknowledges the Staff’s comment. The Company respectfully advises the Staff that it intends to rely upon Rule 14a-16 to distribute proxy materials electronically as the primary means of delivery for a certain set of shareholders of record. The Company’s notice of internet availability of proxy materials will comply with Rule 14a-16, will be provided 40 calendar days or more prior to the Company’s scheduled date of the 2017 annual meeting, and all materials identified in the notice will be publicly accessible, free of charge, and made available on a website address specified in such notice.

The Company will also mail a full set of proxy materials to the remaining shareholders of record and will satisfy the obligations of Rules 14a-3(a) and 14a-4(f) by delivering full sets of proxy materials in accordance with Rule 14a-16(n) for such shareholders.

3.	Advise us how the registrant intends to comply with, or has already complied with, its disclosure obligation under Item 1(b) of Schedule 14A as well as Rule 14a-6(d).

Response: In response to the Staff’s comment, the Company has made revisions under the heading “Notice of Annual Meeting of Shareholders” in Amendment No. 1.

Why were my proxy materials included in the same envelope as other people at my address?, page 5

4.	Please undertake to deliver promptly upon request a separate copy of the present proxy materials to a shareholder at a shared address to which a single copy was delivered. Refer to Item 23(b) of Schedule 14A.

Response: In response to the Staff’s comment, the Company has made revisions on page 5 of Amendment No. 1.

United States Securities and Exchange Commission July 27, 2017 Page 3

Background of the Solicitation, page 6

5.	We note the disclosure regarding the parties purportedly in attendance at meetings held on May 18, 2017 and July 11, 2017. Please provide us with support that Mr. Garden was in attendance at these meetings, or revise the disclosure.

Response: The Company acknowledges the Staff’s comment. The disclosure stating that Mr. Garden was in attendance at the meetings held on May 18, 2017 and July 11, 2017 has been removed on pages 7 and 8 of Amendment No. 1.

6.	Refer to the statement that Trian and Company representatives “discussed some of Trian’s suggestions” and “discussed a number of ideas about the Company’s cost structure” at meetings held on March 7, 2018 and April 24, 2018 respectively. Please advise how this statement is consistent with the representation in the Press Release filed with the SEC on July 17, 20-17 that “Trian has not provided any new or actionable ideas to drive additional value for P&G shareholders beyond the continued successful execution of the strategic plan that is in place” and provide us with the basis for this assertion. Refer to Note b. of Rule 14a-9.

Response: The Company acknowledges the Staff’s comment. The Company respectfully notes that the statements are consistent with the representation made in the referenced Press Release. Trian’s “suggestions” at the March 7, 2017 meeting and “ideas about the Company’s cost structure” at the April 24, 2017 meeting did not represent new or actionable ideas that management had not previously acted on or considered as part of the Company’s ongoing review of potential improvements to the Company’s cost structure. For example, the Company has already made significant improvements to its cost structure with a productivity program to reduce costs by $10 billion between Fiscal Year 2012 and Fiscal Year 2016. This program was first announced in a presentation to the Consumer Analyst Group of New York on February 23, 2012, and the Company ended up accelerating and exceeding the $10 billion commitment.1 This productivity program was executed as part of the Company’s ongoing efforts to identify opportunities to improve productivity and enhance shareholder value. Following successful completion of this program, on February 18, 2016, the Company announced a second productivity plan that will reduce costs by another $10 billion between Fiscal Year 2017 and Fiscal Year 2021.2 In addition to productivity improvements, Trian expressed concerns about the Company’s corporate structure, including its impact on the Company’s cost structure. Trian expressed a belief that the Company’s corporate structure was “overly complex.” However, Trian’s view on the Company’s organizational design did not recognize recent actions the Company took to strengthen its organizational design and make the business more agile in the current environment. The Company has moved resources out of global or corporate roles into regions and countries that are closer to the consumer. Additionally, the Company has eliminated central resources where they added complexity and did not provide a scale benefit. The Company’s previous and current productivity programs, as well as its recent actions to strengthen its organizational design, demonstrate that the Company and its management put forth significant thought and effort into the Company’s cost structure well before Trian discussed its ideas with the Company.

7.	Refer to the statement that Mr. Peltz wanted the registrant to commit to appointing him to the Board if “performance and operating commitments were not met within the next 12 months.” Please advise, with a view toward revised disclosure, when and by whom appointing Mr. Peltz to the board if the Company’s commitments were not met within the next 12 months was first proposed. Please also disclose if at any time Mr. Peltz addressed the Company’s long-term performance in addition to its short-term performance.

Response: In response to the Staff’s comment, the Company has made revisions on pages 7 and 8 of Amendment No. 1. The Company respectfully advises the Staff that the descriptions of the conversations between the parties included in the Background of the Solicitation in Amendment No. 1 reflect the Company’s best recollection of such conversations, including as to when and by whom such topics were raised for discussion.

[1]	Please see Exhibit 99 to the Company’s Current Report on Form 8-K, filed with the SEC on February 23, 2012.
[2]	Please see http://www.pginvestor.com/Cache/1001216941.PDF?O=PDF&T=&Y=&D=&FID=1001216941&iid=4004124 and

http://www.pginvestor.com/Cache/1500081080.PDF?O=PDF&T=&Y=&D=&FID=1500081080&iid=4004124.

United States Securities and Exchange Commission July 27, 2017 Page 4

8.	The description of the May 24, 2017 email from Mr. Peltz implies that the communication was the first attempt to discuss specific performance targets to be obtained within one year’s time and a commitment to appoint Mr. Peltz to the board upon non-attainment of the targets. Please remove this implication to the extent such options were previously discussed and considered by each party. Refer to Rule 14a-9.

Response: In response to the Staff’s comment, the Company has made revisions on pages 7 and 8 of Amendment No. 1.

Item 1. Election of Directors, page 8

9.	The disclosure indicates that each of the directors “has accepted the nomination and agreed to serve as a Director.” Please advise us, with a view toward revised disclosure, whether or not each of the director nominees has consented to being named in the proxy statement. Refer to Rule 14a-4(d)(1) and (4) of Regulation 14A.

Response: The Company acknowledges the Staff’s comment. The Company respectfully advises the Staff that each nominee has consented to be identified in the proxy statement. In response to the Staff’s comment, the Company has made revisions on page 9 of Amendment No. 1.

Audit Committee, page 17

10.	Please disclose whether or not the audit committee has a financial expert and, if so, provide the name of the audit committee financial expert and whether that person is independent. See Item 7(b) of Schedule 14A and corresponding Item 407(d)(5)(ii) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has made revisions on page 17 of Amendment No. 1 to include the information required by Item 7(b) of Schedule 14A and corresponding Item 407(d)(5)(ii) of Regulation S-K.

Report of the Compensation & Leadership Development Committee, page 26

11.	Please confirm that the definitive proxy statement will include the information required by Item 407(e)(5) of Regulation S-K, or advise. Refer to Item 8 of Schedule 14A.

United States Securities and Exchange Commission July 27, 2017 Page 5

Response: The Company acknowledges the Staff’s comment. The Company respectfully advises the Staff that the definitive proxy statement will include the information required by Item 8 of Schedule 14A and corresponding Item 407(e)(5) of Regulation S-K, under the heading “Report of the Compensation & Leadership Development Committee.”

Miscellaneous Information Regarding Participants, page C-12

12.	In light of the requirement under Item 5(b)(1)(iii) of Schedule 14A to state whether or not any of the participants have been the subject of criminal convictions within the last ten years, please provide us with a written reply on behalf of each participant in response to this line item notwithstanding the fact that a negative response need not be disclosed in the proxy statement filed under cover of Schedule 14A.

Response: The Company acknowledges the Staff’s comment and confirms that based on representations made by the participants to the Company, the Company confirms on each participant’s behalf that he or she has not been the subject of a criminal conviction (excluding traffic violations or similar misdemeanors) within the last ten years.

Form of Proxy

13.	Please conform the statement regarding the intended use of the discretionary authority available under Rule 14a-4(c)(1) to the disclosure standard codified in that provision. At present, the disclosure provided suggests that the right to use discretionary authority is absolute and simply includes the discretion to vote on matters not known a reasonable time before the solicitation commenced.

Response: The Company acknowledges the Staff’s comment. The Company respectfully advises the Staff that the form of proxy included in Amendment No. 1 reflects the Staff’s comment. Please also see the Company’s response to Comment 14, below.

14.	We noticed that, notwithstanding the number of proposals which have been introduced, Proposal 4 of the solicitation in opposition, referred to in the proxy statement submitted by the non-management participants as “Repeal Certain Amendments to Regulations,” has not been included. To the extent that the registrant concludes that discretionary authority under Rule 14a-4(c)(1) is unavailable for this proposal, please revise the proxy statement to indicate that security holders who vote using the registrant’s proxy card will be disenfranchised from voting on the repeal proposal the non-management participants seek to introduce for a vote.

United States Securities and Exchange Commission July 27, 2017 Page 6

Response: The Company acknowledges the Staff’s comment. The Company respectfully advises the Staff that Amendment No. 1 reflects the non-management participants’ proposal, “Repeal Certain Amendments to Regulations,” in the proxy statement and the proxy card, accordingly. The notice deadline for shareholder proposals pursuant to the Company’s Code of Regulations has already passed. If the Company receives notice of any other proposal or matter to be presented at its 2017 Annual Meeting of Shareholders, the notice of such proposal or matter will be received after the deadline established in the Company’s Code of Regulations and, therefore, the proxies solicited by the Board will be entitled to exercise discretionary authority to vote on any such proposal or matter.

15.	Please provide a designated blank space for dating the proxy card. Refer to Rule 14a-4(a)(2).

Response: The Company acknowledges the Staff’s comment and has taken measures to ensure that the proxy card that is filed with Amendment No. 1 is compliant with Rule 14a-4, including Rule 14a-4(a)(2), and that it is available in full via EDGAR.

The undersigned, on behalf of the Company and the participants, hereby acknowledges that the participants are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

If you have any questions or would like to discuss any of the Company’s responses, please do not hesitate to call me (212-310-8552) or my colleague Sachin Kohli (212-310-8294) or, if more convenient, send us an e-mail (michael.aiello@weil.com; sachin.kohli@weil.com). Thank you.

Very truly yours,

/s/ MICHAEL J. AIELLO

Michael J. Aiello

cc:	Deborah P. Majoras, Esq. (The Procter & Gamble Company)

Sachin Kohli, Esq. (Weil, Gotshal & Manges LLP)